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October 29, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Gabor and Jordan Nimitz

Re:	Genenta Science S.r.l.
Amendment No. 3 to Draft Registration Statement on Form F-1
Submitted October 4, 2021
CIK No. 0001838716

Dear Mr. Gabor and Ms. Nimitz:

On behalf of our client, Genenta Science S.p.A., an Italian corporation (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 3 to Draft Registration Statement on Form F-1 (the “DRS”) submitted on October 4, 2021 contained in the Staff’s letter dated October 21, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its further amended draft Registration Statement on Form F-1 (the “Amended DRS”), which reflects responses to the Comment Letter as well as the comments received from the Staff regarding the reissuance of Comment 2 from the Staff’s letter dated May 7, 2021 regarding the disclosure relating to Use of Proceeds appearing in the DRS. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by our response. All page references in the responses set forth below refer to the page numbers in the Amended DRS. All capitalized terms used but not defined herein have the meanings ascribed to such terms in the Amended DRS.

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United States Securities and Exchange Commission

October 29, 2021

Draft Registration Statement on Form F-1

Management’s Discussion and Analysis Comparison of the Year Ended December 31, 2020 to the Year Ended December 31, 2019, page 83

1. Please present pro forma basis and diluted loss per share for the years ended December 31, 2020 and 2019 in a manner similar to your June 30, 2021 and 2020 per share presentation on page 82 or explain why such a presentation is not meaningful.

Response: The Company has modified its draft registration statement on Form F-1 to include pro forma basic and diluted loss per share for the years ended December 31, 2020 and 2019, in a manner similar to our June 30, 2021 and 2020 per share presentation, as suggested.

External Auditor, page 155

2. We note that your shareholders appointed new auditors, Kreston GV Italy – Audit S.r.l, on May 20, 2021, subject to the effective listing of the Company on the Nasdaq Capital Market. In this regard, please address the following:

●	Please provide the disclosures and letter from your auditor required by Item 16F of the Form 20-F. Refer to Item 4d of Part I of the Form 20-F; and

●	It does not appear that Kreston GV Italy – Audit S.r.l is a PCAOB registered firm.

Please advise how you intend to provide financial statements which have been audited by a PCAOB registered firm.

Response: The Company respectfully advises the Staff that the appointment of Kreston GV Italy as disclosed in the DRS relates solely to the preparation of certain statutory filings in Italy. Mayer Hoffman McCann, P.C. remains the PCAOB-registered, independent registered public accounting firm for the purposes of all of the Company’s filings in the United States. Furthermore, we have revised the External Auditor disclosure to make this clearer to the reader.

Financial Statements for the Year Ended December 31, 2020 Unaudited Pro Forma Net Loss Per Share, page F-9

3. Please remove your pro forma information from the face of your Statements of Operations. Please also remove the related footnote on page F-9. Address this comment as it relates to your interim financial statements. Refer to Rule 11-02(a)(12) of Regulation S-X.

Response: The Company has removed its pro forma information from the face of its Statements of Operations and removed the related footnote on page F-9. Since the Company changed from an S.r.l. to an S.p.A. in May 2021 (see below), the interim financials at June 30, 2021 had ordinary shares, so an actual (not a pro forma) EPS calculation was possible and is presented as required under ASC 260, Earnings per Share; however, a comparison EPS in 2020 is only presented in the MD&A, since it is only calculated on a pro forma, as converted basis.

United States Securities and Exchange Commission

October 29, 2021

Financial Statements for the Period Ended June 30, 2021 Consolidated Statement of Changes in Quotaholders and Stockholders Equity, page F-30

4. Pursuant to SAB Topic 4:B, it would appear that any undistributed losses should be reclassified to additional paid-in capital at the time of the Corporate Conversion. Please revise your financial statements or advise as to what consideration was given to this guidance.

Response: As the Company disclosed in its draft registration statement on Form F-1, the Company (Genenta) was formed as an Italian limited liability company (società a responsabilità limitata, or S.r.l.) in 2014. In May 2021, the Company changed its legal form under Italian law to a joint stock company (società per azioni, or S.p.A.), which is similar to a C corporation in the United States. An S.r.l. does not have shares, and does not operate like an S-corporation or partnership (i.e., nontaxable flow through entities). An S.r.l. is taxed as an independent entity like an S.p.A. In fact, an S.r.l. and an S.p.A. are defined as business companies (Società di Capitale), that is, they have their own legal personality (independent from quotaholders or shareholders), a perfect patrimonial autonomy (which, in Italy, means that the shareholders are not liable with their personal assets) and they are independent taxable subjects. An S.r.l. and an S.p.A. both pay corporate income taxes and their business’ earnings and losses do not pass down to all owners or investors, who then report the income on their individual income tax returns. The Company does not believe that SAB Topic 4:B and the SEC financial reporting manual §3410.3 apply to an S.r.l., since the Company does not believe that a constructive distribution occurred to the owners of the S.r.l. The capital of the corporate entity was only adjusted in the conversion to comply with a minimum capital requirement of €50,000 for an S.p.A. Although the basic premise of reclassifying undistributed losses to additional paid-in capital would apply to a Subchapter S corporation or a partnership, the Company believes that it does not apply to an S.r.l., which is similar to a limited liability company (LLC) in the United States that can elect treatment as a Subchapter S Corporation or as a C Corporation. The conversion of Genenta from an S.r.l. to an S.p.A. was similar to an LLC, with a “check-the-box” election to a C Corporation.

Please do not hesitate to contact Norwood Beveridge at (914) 374-4205 or Mitchell Nussbaum at (212) 407-4159 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP

cc:	Pierluigi Paracchi
Genenta Science S.r.l.